United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of June, 2010

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
*Best Corporate Practices questionnaire

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano
  ___________________________
 Raul Alonso Pelaez Cano
 Chief Financial Officer
Date: June 25th, 2010

GRUMA, S.A.B. DE C.V.

BEST CORPORATE PRACTICES QUESTIONNAIRE

The following is an English translation of the questionnaire, that was submitted to the Mexican Stock Exchange, or Bolsa Mexicana de Valores, on June 24, 2010 in accordance with the Code of Best Corporate Practices (the ''Code''). The code contains suggested guidelines for the corporate governance of Mexican companies.

Best Corporate Practices Questionnaire

Gruma, S.A.B. de C.V.

QUESTIONNAIRE TO EVALUATE CONFORMITY TO
THE BEST CORPORATE PRACTICES CODE BY ISSUER COMPANIES

6.1 Information and Order of Business of the Shareholders' Meeting.	Yes	No	Comments
1. Does the Order of Business avoid grouping matters concerning different subjects? (Practice 1. BCPC)	X
2. Is the ''Miscellaneous Affairs'' item avoided? (Practice 1. BCPC)	X
3. Is the information over each point of the Order of Business available at least 15 calendar days prior to the date of the Meeting? (Practice 2. BCPC)	X
4. Do shareholders have all necessary information available and possible voting alternatives over the matters of the Order of Business for them to instruct their representatives on how to cast their corresponding votes on the day of the Meeting? (Practice 3. BCPC)	X
5. Is the information given to the shareholders for the integration of the Board of Directors included together with the professional profile of the candidates with enough information to evaluate their independence?
(Practice 4. BCPC)	X

6.2 Information and Communications Between the Board of Directors and the Shareholders	Yes	No	Comments
6.Does the Board of Directors in its Annual Report to the Shareholders' Meeting include relevant aspects of the work of the intermediate bodies that perform the functions of: (Practice 5. BCPC)
a). Audit	X
b). Evaluation and Compensation		X	To perform the function of evaluation and compensation, the Board of Directors gets assistance from the Audit and Corporate Governance Committees
c). Finance and Planning		X

To perform its finance and planning function, the Board of Directors does not get the assistance from an intermediate body therefore these tasks are performed by the Corporate Finance and Planning Area.

d). Others (describe)	X		Corporate Governance Committee.
7. Are the reports rendered by each of the intermediate bodies or committees to the Board of Directors (excluding any information that must be kept confidential) available to the shareholders together with the material for the shareholders' meeting? (Practice 5. BCPC)	X
8. Does the Annual Report include the names of each of the members of the intermediate bodies? (Practice 5. BCPC)	X
9. Does the company have the necessary communication mechanisms to properly inform shareholders and investors of all general matters? (Practice 6. BCPC)	X
10. To that respect, enumerate the most common communication mechanisms used by the company.			E-mail, Emisnet, Edgar, press releases, update to the webpage of the company, phone conferences with the Finance and Investor Relations, call attendance by the Department of Investor Relations.

7. Board of Directors

7.1 Functions of the Board of Directors	Yes	No	Comments
11.Does the Board of Directors carry out any of the following activities? (Practice 7. BCPC)
a). defines the strategic vision	X
b). supervises the operation of the company	X
c). appoints the Chief Executive Officer and any other senior officers of the company	X		The Board of Directors does not appoint other senior officers, but it establishes policies for their appointment.
d). evaluates and approves the performance of the CEO and of the senior officers of the company	X
e). makes sure that all shareholders be treated equally and their interests are protected and that they have access to company's information	X
f). promotes the responsible release and disclosure of information	X
g). promotes managing transparency	X
h). promotes the establishment of internal control mechanisms	X
i). promotes the establishment of mechanisms to ensure the quality of the information	X
j). establishes policies for transactions with related parties	X
k). approves transactions with related parties	X
l). makes sure that the company has the necessary mechanisms to prove compliance with all legal applicable provisions	X
m). promotes that the company be socially responsible. Explain how.	X

The Board of Directors supports the altruist participation of the companies through its various non profit organizations such as Fundacion Gruma, A.C., Gruma Foundation, Patronato para el Fomento Educativo y Asistencial de Cerralvo, A.B.P.

n). promotes that the company declares its ethical business principles. Explain how.	X		By publishing the Code of Ethics of the company.
o). promotes that the company considers third parties interested in its decision-making	X		The Board of Directors is constantly taking into consideration the company's social responsibility in its decision-making process
p). promotes the disclosure of unlawful acts and the protection of whistleblowers. Explain how.	X		The company has implemented the ''Ethicspoint'' system which enables employees to anonymously denounce unlawful acts.

7.2 Integration of the Board of Directors	Yes	No	Comments
12. Is the Board of Directors integrated by a number between 3 and 15 Proprietary Directors? Indicate number.	15
13. Are there any alternate directors in the Board? Indicate number. (Practice 9. BCPC)	15
14. If there should be any alternate director, indicate if each proprietary director suggests who shall be his or her alternate one. (Practice 9. BCPC)	X
15. Is there a communication process established between the proprietary director and his or her alternate one allowing an effective participation? (Practice 9. BCPC)	X
16. Do independent directors represent at least 25% of all directors? (Practice 10. BCPC)	X
17. From the total of the members of the Board of Directors, how many are: (Practices 10 and 11. BCPC)
a) Independent Directors	7
b) Shareholder Directors	0
c) Related Directors	1
d) Independent Shareholder Directors	3
e) Related Shareholder Directors	4
18. Are independent and shareholder directors combined at least 60% of the members of the Board? (Practice 11. BCPC)	X
19. Does the Annual Report submitted by the Board of Directors indicate the kind of each director? (Practice 12. BCPC)	X
20. Are the professional activities of each Director mentioned in the Report as well as other information considered relevant? (Practice 12. BCPC)	X
-Note*** Companies that trade their shares in the stock market shall have a maximum of 21 directors.

7.3 Structure of the Board of Directors	Yes	No	Comments
21. For the purpose of taking better decision, indicate which functions are performed by the intermediate bodies assisting the Board of Directors. (Practice 13. BCPC)
a). Audit	X
b). Evaluation and Compensation		X	See number 6(b)
c). Finance and Planning		X	See number 6(b)
d). Other (elaborate)	See number 6(b)
22. Are the intermediate bodies integrated solely by proprietary directors? (Practice 14. BCPC)	X
23. Are intermediate bodies composed by a minimum of 3 and a maximum of 7 members? Indicate the number of independent directors therein. (Practice 14. BCPC)	X		Three
24. How often do intermediate bodies inform their activities to the Board of Directors? (Practice 14. BCPC)	Quarterly
25. Does the chairman of each intermediate body invite company officers to their meetings which responsibilities are related to the duties of said intermediate body? (Practice 14. BCPC)	X
26. Does each one of the independent directors participate in an intermediate body? (Practice 14. BCPC)		X
27. If the answer to the previous question is NO, explain why.	Intermediate bodies are composed only by three members for efficiency purposes.
28. Is the Audit intermediate body presided by and independent director with expertise and knowledge in accounting and financial matters? (Practice 14. BCPC)	X
29. If the answer to the previous question is NO, explain why.

7.4 Operation of the Board of Directors	Yes	No	Comments
30. How many meetings did the Board of Directors hold during the year? (Practice 15. BCPC)	4
31. If the answer to the previous question is less than 4 explain why.
32. Is one of the meetings dedicated to the definition and revision of the strategic vision of the company? (Practice 15. BCPC)	X
33. Are there any mechanisms through which by the agreement of 25% of the Directors or the Chairman of an intermediate body a meeting of the Board of Directors can be called? (Practice 16. BCPC)	X
34. If the answer to the previous question is YES, please describe such mechanisms.	Both the law and the bylaws of the company allow these persons to call a meeting of the Board of Directors
35. How many days in advance do the members of the Board have the relevant and necessary information available for decision taking, according to the Order of Business contained in the call? (Practice 17. BCPC)	15
36. Is there any mechanism to ensure that the Directors can evaluate strategic matters requiring confidentiality even though they do not receive the necessary information at least five days prior to the meeting? (Practice 17. BCPC)	X
37. If the answer to the foregoing question is YES, describe the mechanism.	The bylaws of the company provide for the taking of actions out of a Board Meeting by unanimous consent.
38. When the Members of the Board are appointed for the first time, do they receive the necessary information for them to be updated in the matters of the company in order to comply with their new responsibilities? (Practice 18. BCPC)	X

7.5 Responsibilities of the Directors	Yes	No	Comments
39.Is each one of the members of the Board given the necessary information, in respect to their duties, responsibilities and authorities vested upon them for being a member of the Board of Directors of the company? (Practice 19. BCPC)	X
40.Do directors communicate the Chairman and other Members of the Board any situation in which exists, or that may cause, a conflict of interest abstaining to participate in the corresponding deliberation? (Practice 20. BCPC)	X
41.Do Directors use the assets or services of the company exclusively to comply with the corporate object? (Practice 20. BCPC)	X
42. Are there any clear policies defined allowing, in exceptional cases, to use said assets for personal matters? (Practice 20. BCPC)
43.Do Directors dedicate to their duties the necessary time and attention, attending at least 70 percent of the meetings to which they are called? (Practice 20. BCPC)	X		Except for few exceptions due to prior unavoidable commitments, the majority of the Board Members attend an average of at least three meetings a year
44.Is there any mechanism to ensure that the members keep strict confidentiality over all information received due to the performance of their duties, especially over their own participation and the participation of other members in the deliberations taken place at the meetings of the Board of Directors? (Practice 20. BCPC)	X
45.If the answer to the previous question is YES, please explain the mechanism.	Board members are not authorized to disclose confidential information nor any other information that could affect the company
46.Do proprietary directors, and in its case, their alternate directors, keep each other informed of the matters discussed in the meetings of the Board of Directors to which they attend? (Practice 20. BCPC)	X
47.Do proprietary members, and in its case their respective alternates, aid the Board of Directors with opinions and recommendations deriving from the analysis of the performance of the company with the purpose that adopted decisions are duly sustained? (Practice 20. BCPC)	X

8. Audit Function

8.1 Generic Functions	Yes	No	Comments
48. Does the intermediate body performing the audit functions carry out the following activities? (Practice 21. BCPC)
a). Recommends the Board of Directors the candidates to serve as the company's external auditors, the hiring conditions, and the scope of their professional work.	X
b). Supervises the compliance of the external auditors' professional work.	X
c). Evaluates the performance of the firm rendering the external audit services.	X
d). Analyzes the opinions, reports or information rendered by the external auditor.	X
e). Meets at least once a year with the external auditor without the presence of the company's officers.	X
f). Is the communication channel between the Board of Directors and the external auditors.	X
g). Ensures the independence and objectivity of the external auditors.	X
h). Reviews the work programs, observation letters, and internal audit reports.	X
i). Meets periodically with the internal auditors without the presence of the company's officers to hear comments and observations regarding the advancement of such officers' work.	X
j). Renders its opinion to the Board of Directors over the policies and criteria used in the preparation of the financial information, as well as the process for its release.	X
k). Contributes to the definition of the general internal control guidelines of the internal audit and evaluates such guidelines effectiveness.	X
l). Verifies the observation of all mechanisms established for the control of the risks to which the company is subject.	X
m). Coordinates the duties of the external and internal auditors and of the Examiner.	X		Since this is a publicly listed company, the company has no Examiner.
n). Verifies the existence of the necessary mechanisms to ensure that the company complies with all provisions to which the company is subject.	X
o). How often does it make a review to inform the Board of Directors about the legal situation of the company.	Annually
p) Contributes to the establishment of policies for the transactions with related parties. ***	X
q) Analyzes and evaluates the transactions with related parties to recommend its approval to the Board of Directors. ***	X
r) Decides the hiring of third party experts to render an opinion over the transactions made with related parties or over any other matter, therefore permitting the duly compliance of its duties.***	X
s) Verifies compliance with the Code of Business Ethics.	X
t) Verifies compliance of the mechanisms for disclosure of unlawful deeds and the protection of informants.	X
u) Assists the Board of Directors in the analysis of contingency plans and information recovery.	X
Note***: Companies that trade their shares in the stock market may carry out these recommendations in the Corporate Governance function.

8.2 Selection of Auditors	Yes	No	Comments
49. Does it abstain from hiring those firms which fees paid for external audit and other additional services rendered to the company represent more than 10 percent of the firm's total income? (Practice 22. BCPC)	X
50. Is the partner audit the financial statements as well as his or her working team changed at least every five years? (Practice 23. BCPC)	X
51. Is the person signing the audit report to the annual financial statements of the company other than the one serving as Examiner? (Practice 24. BCPC)***	X		Since this is a publicly listed company, the company has no Examiner.
52 Is the profile of the Examiner disclosed in the annual report presented by the Board of Directors to the Shareholders' Meeting? (Practice 25 BCPC)***		X	Since this is a publicly listed company, the company has no Examiner.
Note***: This Practice does not apply to publicly listed corporations which shares are traded in the stock market.

8.3 Financial Information	Yes	No	Comments
53. Does the intermediate body performing the audit function assist the Board of Directors with an opinion so the Board can take actions upon reliable financial information? (Practice 26. BCPC)	X
54. Is said financial information signed by the CEO and by the manager responsible for its preparation? (Practice 26. BCPC)	X
55. Does the intermediate body performing the audit function render a previous opinion to the Board of Directors for the approval of the accounting policies and criteria used for the preparation of the company's financial information? (Practice 28. BCPC)	X
56. Does the intermediate body performing the audit function renders an opinion to the Board of Directors for the approval of any amendments to the accounting policies and criteria according to which the company's financial statements are prepared? (Practice 29. BCPC)	X
57. Does the Board of Directors approve, with the previous opinion of the committee performing the audit functions, the mechanisms necessary to ensure the quality of the financial information being presented before said Board? (Practice 30. BCPC)	X
58. In case that the financial information corresponds to the intermediate periods during the business year, does the committee performing the audit functions supervises that it is prepared with the same policies, criteria and practices with which the annual information is prepared? (Practice 30. BCPC)	X

8.4 Internal Control	Yes	No	Comments
59. Are the general internal control guidelines and, in its case, the reviews done to the same, submitted to the approval of the Board of Directors after obtaining the opinion of the intermediate body performing the audit function? (Practice 31. BCPC)	X
60. Does the company have an internal audit area and are its general guidelines, revisions and work plans approved by the Board of Directors, after obtaining the opinion of the intermediate body performing the audit function? (Practice 27. BCPC)	X
61. Does the Board of Directors seek support to follow control effectiveness, as well as the process to release financial information? (Practice 32. BCPC)	X
62. Do internal and external auditors evaluate internal control effectiveness according to their regular work program, as well as the process to issue financial information and are the results indicated in the to-be- informed situation letter discussed with them? (Practice 33. BCPC)	X
8.5 Related Parties	Yes	No	Comments
63. Does the intermediate body in charge of the audit function assist the Board of Directors in: (Practice 34. BCPC)***
a) establishing policies to carry out transactions with related parties?	X
b) analyzing the approval process to carry out transactions with related parties?	X
c) analyzing the hiring conditions to carry out transactions with related parties?	X
64. Does the intermediate body in charge of the audit function assist the Board of Directors to carry out transactions with related parties out of the normal course of business of the company? (Practice 35. BCPC)***	X
65. Are the transactions with related parties out of the normal course of business of the company representing more than 10% of the consolidated assets of the company presented to the approval of the Shareholders' Meeting? (Practice 35. BCPC)***	X
NOTE***: Companies that trade their shares in the stock market carry out these recommendations in the function of Corporate Governance.

8.6 Compliance Review	Yes	No	Comments
66. Does the intermediate body in charge of the audit function make sure of the existence of mechanisms that allow the company to determine if the company duly complies with the legal provisions applicable to it? (Practice 36. BCPC)	X
67. If the answer to the foregoing question is YES, describe the mechanisms.

The General Counsel submits an annual report to the Audit Committee regarding the legal situation of the company, same which is audited by the external auditor during the process of certification of internal controls of the company.

68. Is the legal situation of the company reviewed at least once a year and is such review informed to the Board of Directors? (Practice 36. BCPC)	X

9. Compensation and Evaluation Functions

9.1 Generic Functions	Yes	No	Comments
69. Does the intermediate body in charge of the compensation and evaluation function present to the approval of Board of Directors any of the following? (Practice 37. BCPC)
a) the criteria used to appoint and remove the CEO and other senior officers; ***	X
b)the criteria used to evaluate and compensate the CEO and other senior officers;***	X
c) the criteria used to compensate Board Members;	X		This function is carried out by the Shareholder' Meeting since it falls into the scope of said body.
d) the proposal of the CEO regarding the structure and criteria for personnel compensation;	X		This function is performed by the Corporate Governance Committee, but only in respect to the CEO and senior officers.
e) the proposal to declare the company a socially responsible entity;	X		This is made through the Chairman of the Board.
f) the Business Ethics Code of the company;	X		This function is performed by the Audit Committee.
g) an information system for unlawful deeds and protection of informants;	X		This function is performed by the Audit Committee.
h) the formal succession system for the CEO and senior officers and supervision of compliance.		X	The company has no formal succession system to this date but is currently working on establishing such system.
70. Do the CEO and senior officers refrain from participating in the deliberation of matters regarding questions 69 a) and 69 b) with the purpose of preventing a possible conflict of interest? (Practice 38. BCPC)	X
Note***: Companies that trade their shares in the stock market carry out these recommendations in the Corporate Governance function.

9.2 Operational Features	Yes	No	Comments
71. In the annual report presented by the Board of Directors to the Shareholders' Meeting, are the policies used for, and the components integrating the compensation packages of the CEO and senior officers disclosed? (Practice 39. BCPC)		X	The annual report presented before the stock market authorities in Mexico includes the global amount of compensation paid to Senior Officers and Directors.
72. Does the intermediate body in charge of the compensation and evaluation functions assists the Board of Directors when reviewing the hiring conditions of the CEO and senior officers in order to ensure that severance payments conform to the guidelines approved by the Board of Directors? (Practice 40. BCPC)	X		This function is performed by the company's management.
73. With the purpose of ensuring a stable succession procedure, is there a formal plan of succession for the CEO and senior officers of the company? (Practice 41. BCPC)		X	For the moment we don't have formal system, nevertheless we are working on the stablishment of such system
74. If the answer to the foregoing question is NO, please explain why.	No formal plan has been developed to this date.

10. Finance and Planning Function

10.1 Generic Functions	Yes	No	Comments
75. Does the intermediate body in charge of the finance and planning function perform the following activities? (Practice 42. BCPC)
a) Analyses and proposes general guidelines for the determination of the strategic plan of the company and follows up on it.	X		This function is performed by the Audit Committee.
b) Evaluates and renders an opinion on the investment and financing policies of the company proposed by the CEO.	X		This function is performed by the Audit Committee.
c) Reviews the annual budget premises and follows up on their application as well as their control system.	X		This function is performed by the Audit Committee.
d) Analyses and evaluates the risk factors to which the company is subject, as well as the mechanisms for the control of said risks.	X		This function is performed by the Audit Committee.
10.2 Operational Features	Yes	No	Comments
76. Does the intermediate body in charge of the finance and planning function present the following items to the approval of the Board of Directors?
a) An evaluation over the reasoning for the main investments and financing operations of the company under the established policies. (Practice 43. BCPC)	X		This function is performed by the company's management.
b) A periodic evaluation over the strategic position of the company regarding the provisions of the strategic plan. (Practice 44. BCPC)	X		This function is performed by the company's management.
c) Makes sure that the finance and investment policies are congruent with the strategic plan of the company. (Practice 45. BCPC)	X		This function is performed by the company's management.
d) The review of the finance projections of the company, verifying their congruence with the strategic plan. (Practice 46. BCPC)		X	This function is performed by the company's management and it is not submitted to the Board for approval.
77. Does the intermediate body in charge of the finance and planning function assist the Board of Directors in the identification of the risks to which the company is subject and in the evaluation of the mechanisms to prevent and control said risks? (Practice 47. BCPC)	X		This function is performed by the Audit Committee.
78. If the answer to the foregoing question is YES, explain the mechanisms.	Risks are analyzed for each business of the company by the SWOT method: Strengths; Weaknesses; Opportunities; and Threats.

Monterrey, Nuevo Leon, June 24th, 2010.

Bolsa Mexicana de Valores, S.A.B de C.V.
Department of Issuers and Securities

Re: Certification of the Secretary of the Board of Directors

The undersigned, I hereby state under oath, that to the best of my knowledge, the information regarding the issuer contained in this questionnaire to evaluate conformity to the Best Corporate Practices Code, reasonably reflects its situation; likewise I hereby state, that I have no knowledge of material information that has been omitted in this questionnaire, or that the said questionnaire contains information that could induce the shareholders to an error.

Sincerely,
/S/

_________________________________
LIC. SALVADOR VARGAS GUAJARDO
Secretary of the Board of Directors
Gruma, S.A.B. de C.V.